Board of Governors of the Federal Reserve System   OMB Number 7100-0224   Approval expires February 28, 2023
Federal Deposit Insurance Corporation   OMB Number 3064-0093   Approval expires March 31, 2025
Office of the Comptroller of the Currency   OMB Number 1557-0184   Approval expires August 31, 2025
Securities and Exchange Commission   OMB Number 3235-0083   Approval expires November 30, 2022
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Notice by Financial Institutions of Government Securities Broker or Government Securities Dealer Activities—Form G-FIN

This notice is required by law (15 U.S.C. § 78o-5(a)(1)(B)).

This notice must be filed by all financial institutions that are government securities brokers or government securities dealers that are not exempt from the notice requirement under regulations of the Department of the Treasury. Generally, a financial institution will not be required to file as a government securities broker or dealer if its only government securities activities are to (1) Buy or sell government securities solely for investment for its own account; (2) Buy or sell government securities for fiduciary accounts; (3) Handle savings bond transactions; (4) Submit tenders for the account of customers for purchase on original issue of U.S. Treasury securities; (5) Enter into repurchase or reverse repurchase agreements; (6) Effect fewer than 500 government securities brokerage transactions per year; (7) Effect brokerage transactions only through another government securities broker or dealer on a fully disclosed basis; or (8) Effect brokerage transactions that do not involve active solicitations.

An agency may not conduct or sponsor, and an organization (or a person) is not required to respond to, a collection of information unless it displays a currently valid OMB control number.

For further information on the requirements to file this notice, please refer to the instructions.

Public reporting burden for this collection of information is estimated to average 1 hour per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any other aspect of the collection of information, including suggestions for reducing this burden, to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503, and to one of the following: Secretary, Board of Governors of the Federal Reserve System, 20th and C Streets, NW, Washington, DC 20551; Assistant Executive Secretary (Administration), Room F-400, Federal Deposit Insurance Corporation, 550 17th Street, NW, Washington, DC 20429; Legislative and Regulatory Activities Division, Office of the Comptroller of the Currency, 400 7th Street, SW, Washington, DC 20219; or to Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549.

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

24007815

1. Check appropriate regulatory agency (ARA):

    A. [x] Comptroller of the Currency

    B. [ ] Board of Governors of the Federal Reserve System

    C. [ ] Federal Deposit Insurance Corporation

    D. [ ] Securities and Exchange Commission

2. Conducts business as:

    A. [ ] Government Securities Broker

    B. [x] Government Securities Dealer

    C. [ ] Government Securities Broker and Dealer

3. Filing status of notice:

    A. [ ] Notice

    B. [x] Amendment

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
March 6, 2024
REGISTRATIONS BRANCH
04

4. A. Full name of the financial institution   First National Bankers bank

    B. Address of principal office of financial institution:

    7813 Office Park Blvd
    _____
    Address
    Baton Rouge   LA   70809
    _____
    City   State   Zip Code

    C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

    _____
    Address
    _____
    City   State   Zip Code

    D. Mailing address if different from (B) or (C):

    P.O. Drawer 80579
    _____
    Address
    Baton Rouge   LA   70898-0579
    _____
    City   State   Zip Code

    E. Name, title, and telephone number of contact person with respect to this notice:

    Laura Boudreaux   SVP, Chief Compliance Officer   800-421-6182
    _____
    Name   Title   Area Code / Phone Number

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above?   A. [X] Yes   B. [ ] No

    (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
600 University Park Place	Birmingham	AL	35209	Trading, safekeeping and portfolio accounting
325 West Capital Ave	Little Rock	AR	72201	Safekeeping
333 Texas Street, Ste 1280	Shreveport	LA	71101	Trading
4151 Barfield Road	Memphis	TN	38117	Trading *(residential office)*

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

    A. ☐ Comptroller of the Currency

    B. ☐ Board of Governors of the Federal Reserve System

    C. ☐ Federal Deposit Insurance Corporation

    D. ☐ Securities and Exchange Commission

2. Conducts business as:

    A. ☐ Government Securities Broker

    B. ☐ Government Securities Dealer

    C. ☐ Government Securities Broker and Dealer

3. Filing status of notice:

    A. ☐ Notice

    B. ☐ Amendment

4. A. Full name of the financial institution _____

    B. Address of principal office of financial institution:

    _____
    Address

    _____ _____ _____
    City   State   Zip Code

    C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

    _____
    Address

    _____ _____ _____
    City   State   Zip Code

    D. Mailing address if different from (B) or (C):

    _____
    Address

    _____ _____ _____
    City   State   Zip Code

    E. Name, title, and telephone number of contact person with respect to this notice:

    _____ _____ _____
    Name   Title   Area Code / Phone Number

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above?   A. ☒ Yes   B. ☐ No

    (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
5005 Minden Road	Memphis	TN	38117	Sales *(residential office)*
10 S. Main Street, Apt 601	Memphis	TN	38102	Sales *(residential office)*

04/2013

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Corts, Chirstian Haas   President, Capital Markets Division
Last / First / Middle   Title

Boudreaux, Laura Juban   SVP, Chief Compliance Officer
Last / First / Middle   Title

Timothy Vardaman   EVP, Director of Operations CMD
Last / First / Middle   Title

Morgan, Ray   Senior Vice President
Last / First / Middle   Title

Moore, Jamie   Senior Vice President
Last / First / Middle   Title

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 16 of Form G-FIN-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 on Page 22 of Form U-4?

   A. ☐ Yes   B. ☒ No

   NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. *The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.*

   Please print name and title of person executing this notice:

   Laura Juban Boudreaux
   Name (First, Middle, Last)

   SVP, Chief Compliance Officer
   Title

   _____   11/27/2023
   Signature   Date

INSTRUCTIONS FOR PREPARATION OF

Notice by Financial Institutions of Government Securities Broker or Government Securities Dealer Activities
G-FIN

General Instructions

A. Terms and Abbreviations

For purposes of this report, the following terms shall be defined as described below:

(1) "Act" refers to the Securities Exchange Act of 1934, as amended by the Government Securities Act of 1986.

(2) "ARA" refers to the financial institution's appropriate regulatory agency, as defined in section 3(a)(34)(G) of the Act. See general instruction (E) below for a listing of appropriate regulatory agencies.

(3) "Government securities" are defined in section 3(a)(42) of the Act. In general, this term refers to direct obligations of or obligations guaranteed as to principal or interest by the United States; securities issued or guaranteed as to principal or interest by corporations designated by statute or by the Secretary of the Treasury to constitute exempt securities; and puts, calls, straddles or options on such securities. Although not all inclusive, the following are the more common types of government securities covered by the term: U.S. Treasury bills, bonds, notes; discount notes, bonds, certain collateralized mortgage obligations, pass throughs, master notes, and other obligations of the Government National Mortgage Association (GNMA), Federal National Mortgage Association (FNMA), Federal Home Loan Mortgage Corporation (FHLMC), Student Loan Marketing Association (SLMA), Federal Home Loan Banks and Farm Credit Banks; securitized Small Business Association (SBA) loans; and FNMA stock.

(4) "Government securities broker" is defined in section 3(a)(43) of the Act. In general, this term refers to a financial institution that is regularly engaged in the business of effecting transactions in government securities for the account of others.

(5) "Government securities dealer" is defined in section 3(a)(44) of the Act. In general, this term refers to a financial institution engaged in the business of buying and selling government securities for its own account but does not include a financial institution insofar as it buys or sells securities for its own account but not as a part of its regular business or in a fiduciary capacity.

(6) "Financial institution" is defined in Section 3(a)(46) of the Act. In general, the term refers to any national or state chartered bank or trust company which is supervised and examined by a state or federal bank supervisory agency, a foreign bank, and any other institution whose deposits were formerly insured by the Federal Savings and Loan Insurance Corporation.

(7) "Associated person" is defined by Treasury regulation (17 C.F.R. 400.3(c)) to mean a person directly engaged in any of the following activities in either a supervisory or nonsupervisory capacity: underwriting, trading or sales of government securities; financial advisory or consultant services for issuers in connection with the issuance of government securities; other communications with public investors, or research or investment advice other than general economic information or advice, with respect to government securities in connection with the activities described above. The term is further defined in Section 400.3(c) to cover persons engaged in the

following activities in a supervisory capacity: processing and clearance activities with respect to government securities and maintenance of records involving any of the activities described in this paragraph.

This definition does not include directors and senior officers of the financial institution who may from time to time set broad policy guidelines affecting the financial institution as a whole, but are not directly involved in the conduct of the financial institution's government securities business on a day-to-day basis. It also does not cover persons whose functions are solely clerical or ministerial, persons who are acting in a fiduciary capacity, or persons who act solely as order takers without giving investment advice or receiving transaction-based compensation.

B. Who Must File?

Under Section 15C(a)(1)(B) of the Act, any financial institution that is a government securities broker or government securities dealer within the foregoing definitions must file with its ARA a written notice, on the form prescribed herein, except as described below. A financial institution that buys and sells securities solely for investment for its own account or for accounts for which it acts as a fiduciary will not generally be classified as a dealer, even though such purchases and sales are made with some frequency. Virtually every financial institution purchases government securities for investment; and purchases and sales may occur to accommodate changes in the financial institution's financial position or to reflect investment decisions. The legislative history of the Act indicates that the Congress did not intend to require financial institutions engaged in such investment-type activity to register as dealers. The Department of the Treasury has exempted financial institutions that engage solely in the following activities:

(1) Acting as issuing agent, payment agent or forwarding agent for U.S. Savings Bonds (17 C.F.R. 401.1);

(2) submission of tenders for the account of customers for purchase on original issue of U.S. Treasury securities (17 C.F.R. 401.2);

(3) the sale and subsequent repurchase and the purchase and subsequent resale of government securities pursuant to a repurchase or reverse repurchase agreement (17 C.F.R. 401.4); or

(4) sales or purchases in a fiduciary capacity (17 C.F.R. 401.4).

In general, government securities activities that may bring a financial institution within the definition of government securities dealer include the following: (1) underwriting or participating in a selling group for the sale of government securities; (2) advertising or otherwise holding itself out to other dealers or investors as a dealer in government securities; or (3) quoting a market for government securities, and in connection with such quotations, standing ready to purchase or sell government securities.

The Department of the Treasury also has exempted (17 C.F.R. 401.3) any financial institution from the definition of government securities broker unless it (1) holds itself out as a government securities broker or interdealer broker; or (2) actively solicits individual purchases or sales of government securities on an agency basis. In addition, a financial institution will be exempt if it (a) effects less than 500 brokerage transactions per year or (b) except for U.S. Savings Bonds and submissions of tenders for U.S. Treasury securities (as described above), effects all brokerage transactions through a government securities broker or dealer who is clearly identified as the entity providing the brokerage services, and who meets the other conditions of the exemption.

A branch or agency of a foreign bank that engages in government securities transactions solely with non-U.S. citizens that are resident outside the United States is also exempt (17 C.F.R. 401.6).

C. When to File

A financial institution that was acting as a government securities broker or government securities dealer on July 25, 1987, was required to file a notice with its ARA on or before that date. Any financial institution that proposes to act as a government securities broker or government securities dealer after that date shall file the notice before it commences operations.

G-FIN

D. Amendments

In the event any of the information previously submitted on this notice becomes incomplete, inaccurate or no longer applicable, the notice must be amended. This amendment must be filed within 30 calendar days of the notice becoming inaccurate (17 C.F.R. 400.5(b)).

Items 1, 2, 3, 4, and 8 of the notice shall be completed for each amendment. Otherwise, only those items which are being amended need to be completed.

E. How and Where to file: Number of copies

Each financial institution must file the number of copies of the notice and each amendment as required by its ARA, a copy of which will be sent by the ARA to the SEC. The financial institution must retain one exact copy until at least three years after the financial institution has notified its ARA that it has ceased to function as a government securities broker or dealer. A financial institution may determine the name and address of its ARA from the following:

(1) A national bank, federal savings bank, a bank operating in the District of Columbia that is examined by the Comptroller of the Currency, or a federal branch or federal agency of a foreign bank, files one copy with the Office of the Comptroller of the Currency. New filers may send the completed form to:

Office of the Comptroller of the Currency
Market Risk Division
400 7th Street, S.W.
Mail Stop 7W-3
Washington, DC 20219

Form amendments must be uploaded to the OCC's BankNet website www.banknet.gov. For assistance call (202) 649-6396.

(2) A state member bank of the Federal Reserve System, a foreign bank, an uninsured state branch or a state agency of a foreign bank, a commercial lending company owned or controlled by a foreign bank, or an Edge corporation files one copy with the Board of Governors of the Federal Reserve System by submitting Portable Document Format ("PDF") versions of the form and attachments to the designated email address MSD-GSD-Registration@frb.gov.

(3) A bank insured by the Federal Deposit Insurance Corporation (other than a bank which is a member of the Federal Reserve System or a federal savings bank) or an insured branch of a foreign bank files two copies with the:

Federal Deposit Insurance Corporation
Division of Risk Management Supervision
Attention: Government Securities
Broker/Dealers
550 17th Street, N.W.
Washington, DC 20429

or via email at MSD-GSD-Registration@FDIC.gov

(4) A state chartered bank or a state chartered trust company that is not a member of the Federal Reserve System and whose deposits are not insured by the Federal Deposit Insurance Corporation, or any other financial institution not described in the preceding paragraphs, files with the:

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

F. Disclosure of Information

Disclosure is mandatory for all financial institutions that act as government securities brokers or government securities dealers that are not exempted from filing under Treasury Department regulations (see 17 C.F.R. Part 401). The principal purpose of this notice is to identify to the appropriate regulatory agencies those financial institutions that act as government securities brokers or government securities dealers and are subject to regulation under the Act. Information supplied on this form will be included routinely in the public files of the appropriate regulatory agencies and will be available for inspection by any interested person. In addition, the Securities and Exchange Commission will maintain copies of all G-FIN notices in the public files, and will make them available for public inspection by any interested person. Financial institutions that do not provide the information solicited on this form may not lawfully act as government securities brokers or government securities dealers unless exempted from the notice requirement by Treasury Department regulation (17 C.F.R. Part 401).

GEN-3
August 2019



FORM GFIN

U4 forms for individuals listed in Item 6

Corts, Christian
Boudreaux, Laura
Vardaman, Timothy
Morgan, Ray
Moore, Jamie